## Contact

www.linkedin.com/in/bill-smith-542b3a2ab (LinkedIn)

## Top Skills

Engineering Physics
Engineering
Methods Engineering

# Bill Smith

Founder / CEO at Firepoint Energy
Punxsutawney, Pennsylvania, United States

## Experience

### Firepoint Energy

1 year

#### Founder / CEO

January 2024 - Present (1 year)
Pennsylvania, United States

Locating waste coal piles in Pennsylvania, testing the samples for rare earth and critical minerals for national security. Development of site projects to convert the waste coal into synthetic gas or syngas to convert the syngas into Synthetic Jet Fuel or SAF. Extraction of the rare earth minerals once they exit the plasma gasifiers in order to process the ores into marketable materials.

#### Chief Executive Officer

January 2024 - Present (1 year)

### Reformed Energy Inc

#### Director of Technology Development

December 2022 - December 2023 (1 year 1 month)
Houston, Texas, United States

Working to advance a plasma gasifier to the manufacturing stage for the conversion of landfill waste to energy.

### XCELPLUS INTERNATIONAL INC

#### Director of Technology Development

December 2020 - December 2022 (2 years 1 month)
Houston, Texas, United States

Acquired a gasifier technology from a California company. Reengineered the gasifier to process 50 tons of waste stream per day into clean syngas. Worked to develop buyers for the gasifier once it was built.

### GDI International Inc

#### Chief Executive Officer

June 1999 - December 2020 (21 years 7 months)
Virginia, United States

Business Development, Venture Capital formation, technology development, and marketing. We have invested in projects ranging from Satellites to Plasma Gasifiers, gas to Liquid Plants, Flex-fuel technologies, and fuel development for diesel and coal replacement. We have funded projects ranging from electric vehicles to animation projects in California.

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